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16021539

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 50450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westrock Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman, Newman, Flynn, Volaro CPA's PC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 10 2016 DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Westrock
Capital Management, Inc.
Member NASD, SIPC

X/H

March 2, 2016

SEC
Mail Processing
Section

MAR 10 2016

Washington DC
409

SEC Headquarters
Mail Stop 8031
Registration Branch
100 F Street, NE
Washington, DC 20549

Ref # S-50450

Please note the attached page was missing in our original submission to you. This affirmation page is to be added in our original report of 2015

Thanks,

Robin N Bhattacharya
Managing Partner

Phone: 845.371.8800 Fax: 845.371.7689
754 Chestnut Ridge Road Chestnut Ridge, NY 10977

Westrock
Capital Management, Inc.
Member NASD, SIPC

AFFIRMATION OF EXEMPTION DECLARATION CERTIFICATION

WEstrock Capital Management is claiming an exemption from Rule 15c3-3 based on the exemptive provision(k)(2)(ii) under Securities Exchange Act of 1934 as all customers transactions were cleared through Sterne, Agee Clearing until September 2015 and from October 1-December 2015 with Cor Clearing LLC on a fully disclosed basis. Westrock operates undeer the "(k)(2)(ii)" exemption of this Rule, because it meets the following conditions:

The broker-dealer is an introducing broker-dealer who clears all transactions with and for customers on a fully-disclosed basis with a clearing broker-dealer (Sterne, Agee Clearing until September 2015 and from October 1-December 2015 with Cor Clearing LLC), and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Westrock's associated persons are required to fully understand and comply with the following (under SEA Rules 17a-3 and 4):

- Checks made payable to the clearing firm (Sterne, Agee Clearing until September 2015 and from October 1-December 2015 with Cor Clearing LLC) received from clients should be forwarded promptly to the proper processing area which will forward them to the clearing firm (or product sponsor) after logging them in the Checks Received and Delivered Blotter. In the event a check made payable to Westrock is received from a client, it must be recorded in the Checks Received and Delivered Blotter before being returned promptly to the client with written instructions on how to properly remit payment.
- Accepting cash from a client is not permitted. In the event cash is mistakenly received from a customer, it must be recorded in the Cash Received Blotter before being returned to the client with written instruction on how to properly remit payment and Westrock's policy is not to receive cash. Westrock's AML procedures manual should be consulted for additional procedures, if any.
- Checks in payment of customer transaction may not be written on a Registered Representative's own personal or business account;
- In the event securities are received from a customer, they must be logged into the Securities Received and Delivered Blotter and promptly returned to the client with instructions on sending certificates to the clearing firm.
- With regard to redeeming securities, there may not be a sharing in the profits and losses of a client or an agreement to purchase a security from a client at some future date; and
- Misappropriation, stealing, or conversion of customer funds is prohibited and constitutes serious fraudulent and criminal acts. Examples of such acts include unauthorized wire or other transfers in and out of customer accounts, borrowing customer funds, converting customer checks that are intended to be added or debited to existing accounts, or taking the cash values of insurance contracts or other liquidation values of securities belonging to customers.

Westrock met the exemption provision throughout the entire fiscal year 2015 without any exception.

Signature: [signature]

Title: Managing Partner

Date: 3/2/16

Subscribed and affirmed before me this 2 of March 2016

[signature]

DIOMARIS C FILPO
Lic. #01FI6082754
Notary Public - State of New York
Qualified in Rockland County
COMM. EXP. 11-04-18

Phone: 845.371.8800 Fax: 845.371.7689
754 Chestnut Ridge Road Chestnut Ridge, NY 10977